Exhibit 21.1

Subsidiaries of Registrant

Name	State or Jurisdiction of Incorporation	Ownership by Registrant as of December 31, 2011
IPG Laser GmbH	Germany	100%
IPG Photonics (UK) Ltd.	United Kingdom	100%
NTO IRE-Polus	Russia	77.5%
IPG Photonics (Italy) S.r.l.	Italy	100%
IPG Photonics (Japan) Ltd.	Japan	100%
IPG Photonics (India) Pvt. Ltd.	India	100%
IPG Photonics (Korea) Ltd.	South Korea	90%
IPG Photonics (China) Ltd.	Hong Kong	100%
IPG Investment Corp.	Delaware, U.S.A.	100%
IPG Fiber Laser Technology Co. (Beijing) Ltd.	China	100%
Photonics Innovations, Inc.	Alabama, U.S.A.	100%

*	We acquired the remaining 10% of IPG Photonics (Korea) Ltd. in January 2012.